SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K/A


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                      RYANAIR HOPEFUL OF POSITIVE OUTCOME
                              IN STRASBOURG APPEAL

Ryanair, Europe's No. 1 low fares airline, today (Tuesday, 9th December 2003) confirmed that they were optimistic following the court hearing in Nancy this morning and that they were particularly encouraged by the Commissioner of the Government's comments, who in his summation, made three points:

 1. that the Administrative Tribunal in Srasbourg did not have the competence to hear such a commercial dispute.

 2. that the agreement between Ryanair and Strasbourg did not constitute state aid, and

 3. that the Britair / Air France case be thrown out and that costs be awarded against Britair / Air France.

Speaking from outside the Court of Appeals in Nancy this morning, Ryanair's Chief Executive, Michael O'Leary, said:

        "We were pleased with how this morning's court hearing went and optimistic that the court will find in favour of low fares for ordinary people, instead of the outrageous high fares being charged by Britair / Air France. For example, Air France's lowest mid-week return fare is EUR800, which is more than 40 times higher than Ryanair's fare of EUR19.00".

The President of the Court announced that he is expected to make a decision by the end of the year.

N.B.Britair/Air France lowest mid-week return fare of EUR800 - over 40 times higher than Ryanair's lowest midweek return fare on the route of EUR19.00. These fares are an abuse of consumers and an abuse of Air France's monopoly position in eliminating competition on the Strasbourg-London route.

ENDS.Tuesday 9th December 2003

For further information please contact:
Pauline McAlester, Murray Consultants: +353 1 4980300
Paul Fitzsimmons,  Ryanair:            +353 1 8121228




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  09 December 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director